

James Cowan · 2nd

Chief Executive Officer at Docity

Orlando, Florida · 500+ connections · **Contact info**

 **Docity**

 **University of Detroit**

Experience



Chief Executive Officer

Docity

Feb 2016 – Present · 4 yrs 9 mos
Chattanooga, Tennessee Area

Docity is building the grid for healthcare, by working with community broadband providers to create instant access to providers.

 **Telehealth, Telemedicine Platfor...**



Director of Business Development

HomeServe USA

Jan 2014 – Feb 2016 · 2 yrs 2 mos
Chattanooga, Tennessee Area

Works independently and in collaboration with the corporate development team to expand the portfolio of affinity partners by identifying and engaging key water and electric and gas companies throughout the US.

...see mor



Portfolio Manager

 ICF International
Nov 2011 – Jan 2014 · 2 yrs 3 mos
Davison, MI

ICF International designs, implements, and analyz
energy consumption and are cost effective while i
natural gas.

Board Member/Chairman of Finance Comm
City of Davison Downtown Development Authority
Sep 2011 – Jan 2014 · 2 yrs 5 mos
Davison, MI

Attract and Retain New and Current Businesses. E
Economic Development. Strategic Asset Managen

CEO
Green Energy Management Solutions Corp.
Jan 2009 – Nov 2011 · 2 yrs 11 mos
Davison, Michigan

Full Service RESNET, BPI, and DoE certified energ
management firm specializing in ROI, Alternative E
increasing bottom line profits.

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Education

 **University of Detroit Mercy**
M.A., Financial Economics
2012 – 2013
Activities and Societies: Recipient of the UD Mercy Management Award

 **University of Detroit Mercy**
M.S., Business Turnaround Management
2009 – 2011

 **American Military University**
M.A., International Relations/Conflict Resolution
2006 – 2009

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Volunteer Experience



Board Member - Community Development
Orange County Government
Sep 2017 – Present • 3 yrs 2 mos
Social Services

Member of the Community Development Advisory
Development Block Grant funds to combat homele
individuals in need throughout Orange County and

Skills & Endorsements

Leadership · 63

Endorsed by **Page Brousseau IV and 1 other who
is highly skilled at this**

Program Management · 52

 Endorsed by **8 of James' colleagues at ICF**

Strategic Planning · 46

 Endorsed by **2 of James' colleagues at
HomeServe USA**

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